Exhibit 21.1

Corporate Subsidiaries	State or Province of Incorporation

NutriVentures, LLC	Pennsylvania

NutriSystem Media, LLC	Nevada

Nutri/System IPHC, Inc.	Delaware

Slim and Tone, LLC	Pennsylvania

NutriSystem International Holdings, Inc.	Delaware

NSI Domestic Holdings, Inc.	Delaware

NutriSystem Fresh, Inc.	Delaware

NSI Retail, LLC	Virginia

Nutrisystem North, Inc.	Delaware

NutriSystem Canada, ULC	Nova Scotia